UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 24, 2005, the following materials were made available to employees of Gemplus International S.A. (“Gemplus”).
Gemplus shareholders are urged to read Gemplus’ solicitation/recommendation statement on Schedule 14D-9 when and if filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov.

Gemalto Forum Questions and Answers
DISCLAIMER:
Due to the still very early stage of the planned merger and regulatory approvals process and confidentiality and other communication restraints on the companies on these issues or the details of their respective organizations, you must keep in mind that the answers in this Q&A cannot be considered as commitments by Gemplus, Axalto or Gemalto.
At this stage, these answers are current indications based on our own appreciation of what could be envisaged with our limited knowledge of the other company’s situation. These answers or our position could be affected substantially by changes in the financial, economical or regulatory environment. Also, the contracts contain various conditions that could affect the overall outcome or structure of the transaction.
Jump to the most recent Q&As
1. Was it Gemplus or Axalto who first proposed the idea of this merger?
Several discussions between our two companies have taken place in the recent past, resulting in a common view that consolidation of our industry would place us in a stronger position to capture future growth, enable us to develop new applications and therefore, new market opportunities, improve our worldwide presence and our customer service and would create a world class leader in digital security.

2a. What will happen to the stock options granted when Gemplus was first floated on the stock exchange, and then exchanged as part of the rollover?
2b. How will the merger affect stock options that haven’t been executed at the time the merge happens?
• will the 0.26Euro cash dividend per share also apply to options or only to regular Gemplus shares at the time of the merge
• how will the options be converted into Gemalto options (if any) in terms of ratio and exercise price
2c. Thanks to clarify in detail, how existing Gemplus stock option will be treated. This must not only include the Gemplus International stock options, but also the older Gemplus options issued before the year 2000 !- Is it possible to execute options at this moment or is there an execution freeze?

As a reminder, stock options have an exercise, or “strike”, price and that they become available, or “vest”, over time. Usually 25% are available for exercise after the first year, 50% the second year and so on until all options are available for exercise after 4 years.
Stock option rights of Gemplus International S.A. (GISA) option holders generally would be preserved. Stock option exercise prices of existing GISA options may be affected favorably by the planned distribution of €0.26 per share, subject to review and determination with our specialist legal advisors and potential action by the Compensation Committee of GISA. Vested options could be exercised in advance of the French exchange offer and the resulting GISA shares could be contributed by their owners to the offer and exchanged for Axalto shares at the ratio of 25 GISA shares for 2 Axalto shares. With respect to GISA options not exercised prior to the end of the French exchange offer, the parties have agreed that the same exchange ratio of 25:2 would be maintained for potential future exchanges of GISA shares resulting from such options for Gemalto shares, subject to possible adjustments for any changes in the capital of GISA or Gemalto.
Gemalto would also offer to exchange Gemalto options for GISA options not exercised prior to the end of the French offer period on terms set forth in the agreement, where such an exchange of options is feasible without adverse tax or other consequences for either party. Our French legal counsel have advised that such an exchange of options is generally not available in France for tax and legal reasons.

3. What does the merger mean for our jobs at Gemplus Havant? considering there is an Axalto plant in the same area as our plant?
We have repeatedly stated that we strongly rely on our production facilities. In particular, the Gemplus Havant plant is currently fully loaded. However with an Axalto facility nearby it is likely that the Integration Committee will examine the possibilities for rationalization between these two sites. It is too early to make any additional comment at this stage.

4a. Most of our customers prefer having several smartcard providers: this creates beneficial competition for the buyer and security if one fails to provide etc. So if Gemplus and Axalto are the main providers and they merge, the customers will prefer to buy more cards from a 3rd company (and reduce Gemplus+ Axalto share). In that view what is the benefit of the merger? How will we (can we) convince customers to buy only from us?
4b. For most of G+ major customers, normally they should have a multi-source strategy also (e.g. 50% from G+ and 50% from Axalto). However, for this new merger, they will be supplied by a single company only. Do you think there’s a very high probability that they will look for another source in this case. Gemalto’s share won’t necessarily mean Gemplus + Axalto’s share for that company. What is Gemalto’s view on this?

In the short term there could be some reduction of market share with certain customers.
However as Olivier Piou explained at the employees meeting, the customer overlap between Gemplus and Axalto is smaller than we thought, and so there should be a limited number of cases where we could have this issue.
In the medium term, our goal would be to convince these customers through improved quality and customer service that our offer remains the best, and we would aim to keep the same overall market share as before the merger, in addition to going after entirely new markets, therefore the overall benefit of the merger should be positive for the combined company, our customers and other stakeholders and the industry as a whole.

5. Will Gemalto be listed on NASDAQ and when? Will Gemplus be de-listed from NASDAQ and when?
The combined group would be listed on Euronext in Paris. No decision has yet been taken however as to whether or not Gemalto would be listed on the NASDAQ. We have stated that we are currently considering this option, which remains to be confirmed.

6. What will happen to the hardware department and the people who make readers at Gemplus in the new structure?
No impact is being anticipated at this stage. The integration process will clarify the organization and operating model of each functional unit. The planning stage of that integration process is scheduled to begin Q1, 2006, but no actual measures can be put in place until after the approval of the deal.

7. Question: A number of employees who joined Gemplus starting from early 2001 (some of whom have almost 5 years experience) have never had the opportunity to be awarded any stock options. There is already of real feeling of frustration at not being a shareholder in one’s own company, and not seeing the work of these employees towards the turnaround of our company recognized through this type of shareholding. This feeling is now multiplied by the announcement of this merger which puts the accent on the positive impact for shareholders. In short, viewed from within, this merger looks like a deal involving large sums with shareholders to satisfy... Great, but what is to be done for the employees? What will be done for those employees who have no shares? Does the same situation exist perhaps at Axalto? Above and beyond a massive distribution of stock options to all employees, would it be possible to imagine that for this fresh start all employees of Gemalto could feel that they were on an equal footing by distributing stock options to those current employees who have never received any?
Stock options are attributed as part of an incentive package. The overall incentive package for Gemalto employees is a topic that will be discussed during the integration process, and we will take your suggestion of including stock options into consideration.

8. I read on Gemplus site that there will be “limited job reductions in its R&D”; my question is what impact will be on Gemplus Tczew employees. I am sure that you know answers already as when two biggest companies in industry are merging there are detailed plans for all company department.
No impact is anticipated for functions in Tczew at this stage. However, it is certainly not true that there are detailed plans already in place for all departments. The integration process will clarify the organization and provide detailed plans, and the planning stage of that process will only begin in Q1, 2006.
Regarding R&D in general, the rationalization of product lines would enable the combined entity to redeploy R&D workforces to new product and market initiatives, it would enable the combined entity to pursue high growth opportunities and would enhance its ability to support client-dedicated projects.

9. On Monday Dec. 12 at the Agora meeting, Mr. Piou hinted that we might begin exchanging information about our IT systems before the anti-trust authorities gave the green light to the merger because these exchanges are not related to the commercial sector (client information, etc.). When will such exchanges begin?
Early 2006 an integration team will start working on the planning of the integration under a limited scope to be approved by our lawyers; we will verify if the review of the IT systems could be concerned. Nevertheless, please note that, until the merger has received all regulatory approvals, Gemplus and Axalto will remain two separate companies and will continue to operate independently. Please do note that you should not contact your counterparts for now.

10. In the FAQ, question 14, it says that “The combined group will be listed on Euronext in Paris.” If we will no longer be listed on the NASDAQ, what will be the consequences for our company and for the American market?
See Question 6: The combined group would be listed on Euronext in Paris. No decision has yet been taken however as to whether or not Gemalto would be listed on the NASDAQ.

11. I have a few questions about the Gemplus/Axalto merger. Based on what I think I understand, technically, it is Axalto which will absorb Gemplus rather than the reverse (Gemplus shares will first become Axalto shares, and the corporate headquarters will be the same as that of Axalto today). If this is so, does this mean that we [French employees -ed.] will have to change employers (Gemplus, SA) or will the future holding company, Gemalto, own Gemplus SA without any changes? And if there is a change, will this imply a new employment contract? My concerns are notably:
• will we soon have a seniority =0?
• will we still be part of the Metallurgy sector (convention collective de la métallurgie)?
• will we keep the 22 RTT days?
It is the Luxembourg entity, Gemplus International, SA, which would become part of Axalto and not Gemplus, SA (the French subsidiary).
All other legal entities would at this initial stage survive, with all the existing contractual commitments, and all such contractual commitments would also be maintained in a form to be determined if there were changes in the legal structures and remaining legal entities in the combined group such as mergers or liquidations. Seniority would be maintained, and in France we believe that we would continue to be part of the “métallurgie” convention, but if there were to be any changes to the current employment conditions, including changes to RTT, those would be subject to a normal negotiation with the representatives of the employees of both entities.

12. When will the organizational chart showing the equivalent of the Gemcom be published?
The organizational chart of the first level of management is anticipated early 2006.

13. The Management in production announced that a video of the conference held by Alex Mandl and Olivier Piou on Monday Dec. 12 2005 would be available for those not present that day. Will it be posted on GemWeb?
Video highlights of the Meeting with Olivier Piou and Alex Mandl will be posted on GemWeb early January. In the meantime the full video presentation is available on request from Internal Communication (Contact Iris Rona).

14. Will there be another round of re-organization exercise after this merger?
Gemplus and Axalto have a compatible organizational structure (e.g. regional organization). Changes and adjustments however are part of the normal functioning of any organization.

15. What could be the impact on R&D with this merger in terms of headcount and project roadmaps?
It would be essential for Gemalto to retain the production, R&D and sales and marketing workforces.
Product lines would be rationalized when it made sense while taking into account customers’ investments in each company’s technologies. This rationalization would enable the combined entity to redeploy R&D workforces to new product and market initiatives; it would enable the combined entity to pursue high growth opportunities and enhance its ability to support client-dedicated projects.
New series, posted January 24 2006

16. Can you confirm that the new headquarters for Gemalto will be in Meudon (a suburb of Paris -ed.)
If so, which departments in the south of France might be subject to a relocation to Meudon?
What will be offered to employees to help them with the move?
Gemalto will have major operational centers both in the Paris and Marseille areas.
It is too early to say which, if any, of the services in Gemplus Sud (or Axalto) could be impacted by a potential -relocation [or “transfer"] to Meudon or to Gemenos/La Ciotat and under what conditions this will be.

17. Obviously Gemplus Axalto merger is not out of choice, but is a forced one as TPG and Quandt family wished to sell of their shares and Axalto taking benefit of the opportunity seized the shares and became a single largest share holder of Gemplus shares. In this case am i right to say that it is more of an acquisition rather than a merger?
This transaction is a merger of equals. The two largest shareholders of Gemplus, TPG and the Quandt family entities have agreed to contribute their shares to Axalto subject to antitrust approval, other regulatory approvals, the approval of the shareholders of both companies and other contractual conditions. Following the TPG and Quandt contributions, Axalto will begin a voluntary public exchange offer to exchange Axalto shares for the remaining Gemplus shares.

18. Normally for any merger, there is always an intent and target to be achieved. Like for example how Daimler-Benz and Chrysler merged to achieve better economies of scale. Similarly what was the rationale of Gemplus Board of Directors to agree for this merger?
We believe that the proposed merger could bring important benefits for the company’s various stakeholders.
Clients would benefit from Gemalto’s many strengths: expanded industrial capabilities, improved service proximity, and greater scale.
Employees will be part of a larger international group offering more career opportunities. With 21 production sites, 32 personalization centers, 9 technology centers and 120 sales and marketing offices, Gemalto would create a very dynamic and diverse working environment.
The industry at large, including Gemalto’s competitors, may benefit from greater innovation and acceleration in the development of new applications.
We believe that our shareholders would benefit from the anticipated growth and enhanced profitability potential of the new entity as well as greater capital markets visibility.

19. As per conventional mathematics 1 + 1 equals 2. For addition of 1(Gemplus) with 1(Axalto), as per the feeling of Gemplus current board of Directors what will the result be 2 or 3 or 1 or 0 or -1 or ...?
This merger is intended to create value, both for its shareholders, clients and employees and ultimately for the industry, so 1 and 1 is expected to be more than 2.

20. What will be the status of the “promises of G+ shares” given to the employee?
All current commitments between Gemplus and its employees will be met

21. I have some questions about the proposed merger, and more precisely about the integration of MIS.
a) Rationalization of IT support functions, and support function colleagues:
There is a change of scale when you move from an IT environment of 6 000 users to one of 11 000 users with an enlarged geographic presence. The streamlinig, integration, inter-connections and migrations that await us will require all the committment of all the personnel of the various IT departments of both Gemplus and Axalto, and likewise for any future services which the new Gemalto infrastructure will require, doubtless larger and therefore more complex to manage. In this context any redundancy of functions should translate into new opportunities given the larger scope.
• How do you plan on rationalizing IT support resources if not by rationalizing the number of sites, or lowering the service level?
b) Managing the Integration
We are currently defining the 2006 objectives; will the objectives cascaded by Alex be linked to this integration? Will a workgroup begin in January 2006?
Who will lead this workgroup, and who will be its members?
Has a CIO for Gemalto been named?
Will the IT management policy of Gemalto favor externalization of services, or make use of specific internal services?
What do you think of the similarities between IT jobs and those in the service/support of Telecom or ID & Security platforms (R&D job functions, Support and Service) in terms of skills and expertise, and opportunities for synergies:
• will the strategy of Gemalto consist in developing these skills internally, or externalization?

a) It is too early to anticipate if and how the IT department will be organized. Certainly we hope to benefit from economies of scales e.g. better service for a globally proportionally lower cost.
b) The workgroup that will start working on the integration in January will be led by Frans Spaargaren. This group will be composed of experts from both sides as well as external experts.
The next level of management of Gemalto has been announced.
It is far too early to have details about the Gemalto strategy concerning the development of internal or external competencies

22. What is the RTT agreement in place at Axalto? [RTT agreements in France relate to the 35 hour work week, and translate to a certain number of days off -ed.]
a) Do they have a compte épargne-temps (CET) [possibility to save up extra hours worked which aren’t paid as overtime -ed.]
b) Do they have a 13ème mois [end of year bonus -ed.] or other bonus scheme?
The question is being processed and will be answered soon

23. The “merger of equals” will proceed, financially, by the acquisition of Gemplus (Luxembourg) by Axalto, but what about Gemplus SA [the French subsidiary -ed.]? If this company will also be acquired by Axalto SA, I suppose it will be the policies in place there that will govern us by default?
Gemplus S.A. would become a subsidiary of Gemalto

24. My question is what could be the position of India...Whether Axalto remains same or Gemplus?
India will be a growth market in every segment. The industrial strategy of Gemalto in this regard can only be decided after the integration is approved.

25. Does the fact that Axalto has rented 20 000m2 in Meudon [a Paris suburb -ed.] mean that the administrative or corporate functions of Gemplus, currently based in Gémenos, will have to move to Meudon?
• Gemplus France accounting
• Purchasing
• Audit
• IT...
After the spin-off of Axalto and the sale of the Montrouge building by Schlumberger, Axalto had no choice but to find new offices and space was rented in Meudon, to relocated all services from Montrouge (Schlumberger hq).

The potential localization of Gemalto corporate and administrative services will be studied during the integration plan.

26. Can you please clarify how exisiting stock options will be handled:
• Since this is a merger, do all our options immediately vest?
• It was stated that all options would be reissued in the new company. Is this correct?
• Will the strike price of the transferred options be adjusted down to compensate for the dividend which is being paid to existing shareholders?
See the answer to question 2, previously posted.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Investors and security holders who are U.S. persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org).
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws.
Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.